TG Therapeutics, Inc.

June 14, 2013

Securities and Exchange Commission

Department of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Jeffrey P. Riedler

Via:	EDGAR Submission

Re:	TG Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-189015

Ladies and Gentlemen:

TG Therapeutics, Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 11:00 a.m. (ET) on June 17, 2013 or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark F. McElreath of Alston & Bird LLP with any questions or comments at 212-210-9595. Thank you for your assistance with this filing.

TG THERAPEUTICS, INC.

By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer
cc:	Mark F. McElreath, Esq.